Exhibit 99.2

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2021 and 2020 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2021 and 2020 together with the Independent Auditors’ Report

i

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statement of financial position as of December 31, 2021 and 2020, and the related consolidated statement of profit or loss, other comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019 and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Auditing Standards approved for its application in Peru by the Board of Deans of Peruvian Public Accountants Associations. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (continued)

Opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2021 and 2020 and its financial performance and consolidated cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Lima, Peru

February 14, 2022

Signed by:

Oscar Mere
C.P.C.C. Register No.39990

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2021 and 2020

	Note	2021	2020
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	273,402	308,912
Trade and other receivables, net	7	102,718	84,412
Income tax prepayments		9,288	18,076
Inventories	8	605,182	460,610
Prepayments		18,800	5,729
Total current assets		1,009,390	877,739
Non-current assets
Trade and other receivables, net	7	41,206	5,215
Financial investments designated at fair value through other comprehensive income	9	476	692
Other financial instruments	31	106,601	42,247
Property, plant and equipment, net	10	1,974,931	2,014,508
Intangible assets	11	50,494	49,640
Goodwill	12	4,459	4,459
Deferred income tax assets	17	9,446	15,618
Right of use assets	13	4,668	6,006
Other assets		101	160
Total non-current assets		2,192,382	2,138,545
Total assets		3,201,772	3,016,284
Liabilities and equity
Current liabilities
Trade and other payables	14	227,554	187,876
Financial obligations	16	450,964	65,232
Lease liabilities	13	1,856	1,531
Income tax payable		17,517	1,051
Provisions	15	24,269	9,380
Total current liabilities		722,160	265,070
Non-current liabilities
Financial obligations	16	1,094,391	1,203,352
Lease liabilities	13	3,973	5,102
Other non-current provisions	15	36,639	25,341
Deferred income tax liabilities	17	148,804	149,864
Total non-current liabilities		1,283,807	1,383,659
Total liability		2,005,967	1,648,729
Equity	18
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(20,094)	(33,378)
Retained earnings		271,595	456,629
Total equity		1,195,805	1,367,555
Total liability and equity		3,201,772	3,016,284

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Sales of goods	19	1,937,767	1,296,334	1,392,701
Cost of sales	20	(1,378,336)	(921,048)	(905,806)
Gross profit		559,431	375,286	486,895

Operating income (expenses)
Administrative expenses	21	(196,069)	(163,369)	(174,482)
Selling and distribution expenses	22	(51,520)	(40,153)	(44,533)
Other operating income, net	24	6,408	4,346	2,645
Total operating expenses, net		(241,181)	(199,176)	(216,370)
Operating profit		318,250	176,110	270,525

Other income (expenses)
Finance income	25	2,891	2,976	2,576
Finance costs	26	(88,965)	(88,694)	(77,986)
Net gain (loss) of derivative financial instruments at fair value through profit or loss		589	5,337	(1,491)
Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss	16	(1,569)	-	-
(Loss) gain from exchange difference, net	5	(7,086)	(9,831)	729
Total other expenses, net		(94,140)	(90,212)	(76,172)
Profit before income tax		224,110	85,898	194,353

Income tax expense	17	(70,940)	(28,004)	(62,306)

Profit for the year		153,170	57,894	132,047

Earnings per share
Basic and diluted profit of the year attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.36	0.14	0.31

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Profit for the year		153,170	57,894	132,047
Other comprehensive income
Other comprehensive income to not be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	(1,995)	(17,532)	(8,659)
Deferred income tax	17	589	5,172	2,554
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
(Net gain) net loss on cash flows hedges	31(a)	20,836	(1,652)	(2,556)
Deferred income tax	17	(6,146)	487	754
Other comprehensive income for the year, net of income tax		13,284	(13,525)	(7,907)
Total comprehensive income for the year, net of income tax		166,454	44,369	124,140

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2021, 2020 and 2019

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	(13)	(13)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,272	1,451,350
Profit for the year	-	-	-	-	-	-	-	132,047	132,047
Other comprehensive loss	-	-	-	-	-	(6,105)	(1,802)	-	(7,907)
Total comprehensive income	-	-	-	-	-	(6,105)	(1,802)	132,047	124,140
Terminated dividends, note 18(g)	-	-	-	-	280	-	-	-	280
Dividends, note 18(g)	-	-	-	-	-	-	-	(154,119)	(154,119)
Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the year	-	-	-	-	-	-	-	57,894	57,894
Other comprehensive loss	-	-	-	-	-	(12,360)	(1,165)	-	(13,525)
Total comprehensive income	-	-	-	-	-	(12,360)	(1,165)	57,894	44,369
Dividends, note 18(g)	-	-	-	-	-	-	-	(98,465)	(98,465)

Balance as of December 31, 2020	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive income	-	-	-	-	-	(1,406)	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	(1,406)	14,690	153,170	166,454
Dividends, note 18(g)	-	-	-	-	-	-	-	(338,204)	(338,204)
Balance as of December 31, 2021	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before tax		224,110	85,898	194,353
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10, 11 and 13	135,567	139,167	129,818
Finance costs	26	88,965	88,694	77,986
Long-term incentive plan	23	9,763	5,759	6,523
Provision of impairment of inventories, net	8	3,348	2,451	2,278
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	16	1,569	-	-
Allowance for expected credit losses	7(d)	563	1,582	1,452
Exchange difference related to monetary transactions		(9,114)	6,978	(483)
Finance income	25	(2,891)	(2,976)	(2,576)
Net (gain) loss on disposal of property, plant and equipment and intangible assets	24	(1,775)	(2,591)	1,846
Net (gain) loss of derivate financial instruments at fair value through profit or loss		(589)	(5,337)	1,491
Other operating, net		3,761	2,202	1,887
Working capital adjustments
(Increase) decrease in trade and other receivables		(47,713)	38,005	(23,391)
(Increase) decrease in prepayments		(12,956)	4,761	(4,383)
(Increase) decrease in inventories		(151,530)	54,140	(97,657)
Increase (decrease) in trade and other payables		48,834	3,346	(4,220)
		289,912	422,079	284,924
Interests received		4,484	1,838	2,252
Interests paid		(68,433)	(68,444)	(47,155)
Income tax paid		(55,401)	(24,108)	(34,884)

Net cash flows from operating activities		170,562	331,365	205,137

Consolidated statement of cash flows (continued)

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(85,594)	(47,325)	(77,680)
Loan to related party		(17,121)	-	-
Purchase of intangible assets		(8,953)	(5,224)	(5,335)
Purchase of investments available for sale		(1,779)	-	-
Collection of loans to related entities		17,121	-	-
Cash flow proceeds from sale of property, plant and equipment		4,152	4,634	4,199
Proceed loans granted		524	3,697	354
Opening of term deposits with original maturity greater than 90 days		-	(208,990)	-
Loans granted		(174)	(4,203)	(1,117)
Redemption of term deposits with original maturity greater than 90 days		-	208,990	-
Net cash flows used in investing activities		(91,824)	(48,421)	(79,579)
Financing activities
Dividends paid	30	(336,821)	(143,623)	(120,975)
Payment of hedge finance cost	30	(15,214)	(15,685)	(14,935)
Lease payments	13	(2,419)	(1,669)	-
Bank loans received	30	220,000	791,270	638,281
Cash flow from settlement of derivative financial instruments		3,879	-	1,458
Dividends returned	30	481	321	328
Paid bank loans	30	-	(674,463)	(610,999)
Paid of bank overdraft	30	-	(70,921)	-
Bank overdraft	30	-	70,921	-
Net cash flows used in financing activities		(130,094)	(43,849)	(106,842)
Net (decrease) increase in cash and cash equivalents		(51,356)	239,095	18,716
Net foreign exchange difference		15,846	1,551	483
Cash and cash equivalents as of January 1	6	308,912	68,266	49,067

Cash and cash equivalents as of December 31	6	273,402	308,912	68,266
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(9,114)	6,978	(483)
Outstanding accounts payable related to acquisition of property, plant and equipment	10(e)	7,615	4,830	8,698
Addition of right-of-use assets and lease liabilities	13	217	7,504	-
Additions of quarry rehabilitation costs	15	-	7,775	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2021, 2020 and 2019

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2021, 2020 and 2019. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2021 was authorized by the Company’s Board of Directors on February 14, 2022. The consolidated financial statements as of December 31, 2020 and for the year ended that date were approved by the General Shareholders’ Meeting on March 23, 2021.

As of December 31, 2021 and 2020, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Calizas del Norte S.A.C. (on liquidation), Soluciones Takay S.A.C. and 150Krea INC. To these dates, the Company maintains a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

-	Calizas del Norte S.A.C. (on liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition, intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea, entity constituted on June 3, 2021 whose corporate purpose is lease of intangible assets.

Notes to the consolidated financial statements (continued)

1.1	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on 11 March 2020.The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, the company shut-down its three production plants until the Peruvian government allowed it to restart production and commercial activities on May 20, 2020.

During the halt period, the Company were unable to generate income; however, largely returned to the operating levels prior to the shut-down as of the month of August 2020. The Group has prepared the financial statements for the financial year ended 31 December 2021 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding financial obligations, the Company has not seen any change in our access and cost of financing; however, at the start of the state of emergency it took out a bank overdraft facility and short-term loans as a precautionary measure in order to cover our working capital needs, some of these loans have already been paid off and others are still outstanding according to shown in note 16.

During 2021, a large part of the Peruvian population has been immunized with various types of vaccines, this measure has allowed us to continue with the economic reactivation and the reduction of positive cases. Given the presence of the Omicron variant, the Peruvian Government has established a series of measures to prevent the spread of this variant, these measures have been applied by the Company to safeguard the integrity and health of its workers and to continue with normal operations.

On January 21, 2022 the Government has decided to extend the state of health emergency nationwide for 180 calendar days from March 2, 2022, to August 29, 2022 in order to continue with the prevention, control and health care actions for the protection of the population of the entire country.

The Company maintains various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas, such as remote work, rigorous cleaning of work environments, distribution of personal protective equipment, test of suspicious cases and body temperature measurement.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period. There are certain standards and amendments applied for the first time by the Group during 2021 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

Notes to the consolidated financial statements (continued)

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

The Group's financial assets include cash and cash equivalents, commercial and other receivables, available-for-sale financial investments and derivative financial instruments.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and if,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of December31, 2021 and 2020 the Group held trade and other receivables in this category.

Financial assets at fair value through OCI (debt instruments) -The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

The Group does not have debt instruments classified in this category.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Notes to the consolidated financial statements (continued)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2021 and 2020 the Group elected to classify irrevocably its non-listed equity investments under this category, see note 9.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading assets, assets from derivative financial instruments at fair value through profit or loss, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statement of profit or loss.

As of December 31,2021 and 2020, the Group hold assets for derivate financial instruments at fair value through profit or loss classified in this category.

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

-	The rights to receive cash flows from the asset have expired, or

-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Notes to the consolidated financial statements (continued)

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivate financial instruments at fair value through profit or loss and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

As of December 31, 2021 and 2020, the Group does not have instruments classified in this category.

Loans and borrowings -

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of December 31, 2021 and 2020, the Group includes trade and other payables and financial liabilities in this category, for more information refer to notes 14 and 16.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

(iv)	Offsetting of financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Derivative financial instruments and hedge accounting –

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

For the purpose of hedge accounting, hedges are classified as:

-	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

-	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

-	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges expect to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they have been highly effective throughout the financial reporting periods for which they were designated.

A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group uses to hedge that quantity of hedged item.

Notes to the consolidated financial statements (continued)

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

Any gains or losses arising from changes in the fair value of derivatives is taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

In the case that the cash flow hedge is discontinued, the amount accumulated in other comprehensive income must remain in other comprehensive income accumulated if the covered cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the covered cash flows are given, any amount that remains in other comprehensive accumulated results must be recorded considering the nature of the underlying transaction.

(vi)	Fair value measurement -

The Group measures financial instruments such as derivatives, and equity investment, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group's management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group's accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above.

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Notes to the consolidated financial statements (continued)

2.3.4	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials and supplies

-	Purchase cost determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Notes to the consolidated financial statements (continued)

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right of use assets

The Group recognizes right-of-use assets at the commencement date of the lease (the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, unless the ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The leased assets correspond to motorized vehicles whose useful life is 5 years.

The right-of-use assets are subject to impairment assessment. Refer to accounting policies in section 2.3.12.

ii)	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be paid under residual value guarantee or changes to future payments resulting from a change in an index or rate used to determine such lease payments

The Group’s lease liabilities are included in “lease liabilities” in the consolidated statement of financial position.

iii)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other income in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (see note 2.3.5). The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (note 3) and quarry rehabilitation cost provisions (note 15).

Notes to the consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.8	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

As of December 31, 2021 and 2020, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

2.3.9	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on useful live of the quarry to which relate. Expenditures that increase significantly the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized it’s the life on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized in an average term of ten years.

Notes to the consolidated financial statements (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2021 and 2020, the Company maintains as intangible assets with an indefinite useful the fair value of a brand acquired in 2018.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Exploration and evaluation assets -

Exploration and evaluation activity involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area, are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

Notes to the consolidated financial statements (continued)

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work are under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full of successful development or by sale.

Notes to the consolidated financial statements (continued)

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

Notes to the consolidated financial statements (continued)

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Notes to the consolidated financial statements (continued)

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.15	Revenue recognition -

The group is dedicated to the production and trading of cement, blocks, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Notes to the consolidated financial statements (continued)

Rendering of services -

In the business segments cement, quicklime, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Operating lease income -

Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.16	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the balance sheet method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Notes to the consolidated financial statements (continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Notes to the consolidated financial statements (continued)

2.3.17	Investment shares holds in treasury -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.18	Business combinations and goodwill -

A business consists of inputs and processes applied to those inputs that have the ability to create contribute to the creation of outputs. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets acquisitions over the fair value of the acquire assets.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

The Group perform impairment tests of the goodwill annually. The impairment of the goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

Notes to the consolidated financial statements (continued)

2.3.19	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 4, IFRS 16 and IAS 39, ,

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the consolidated financial statements of the Group.

Amendments to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021

On 28 May 2020, the IASB issued COVID-19-Related Rent Concessions related of amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of COVID-19 the pandemic. As a practical expedient, a lessee may elect not to assess whether COVID-19 a related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from COVID-19 the related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the expedient until to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. Early application is permitted. This amendment had no impact on the Group's consolidated financial statements.

Notes to the consolidated financial statements (continued)

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The most significant estimate considered by the Company's Management in relation to the consolidated financial statements refers to the evaluation of the impairment of long-lived assets, see notes 2.3.2, 2.3.12, 10 and 11.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that are issued, but not yet effective, up to the date of issuance of the financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement

●	That a right to defer must exist at the end of the reporting period

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Notes to the consolidated financial statements (continued)

This amendment has not had a material impact on the Group.

Onerous contracts - Costs of fulfilling a contract - Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous or loss-making.

The amendments apply a "directly related cost approach". Costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs are not directly related to a contract and are excluded unless they are explicitly charged to the counterparty under the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all of its obligations at the beginning of the annual period in which it first applies the amendments.

This amendment has not had a material impact on the Group.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

This amendment has not had a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The amendments are not expected to have a material impact on the Group.

Notes to the consolidated financial statements (continued)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2021 the exchange rates for transactions in United States dollars, published by this institution, were S/3.975 for purchase and S/3.998 for sale (S/3.618 for purchase and S/3.624 for sale as of December 31, 2020).

As of December 31, 2021 and 2020, the Group had the following assets and liabilities in United States dollars:

	2021	2020
	US$(000)	US$(000)

Assets
Cash and cash equivalents	51,343	15,356
Advances to suppliers for work in progress	9,210	4,242
Trade and other receivables	4,946	4,587
	65,499	24,185

Liabilities
Trade and other payables	(10,356)	(11,314)
Interest-bearing loans and borrowings	(149,612)	(149,612)
	(159,968)	(160,926)
Cross currency swap position	132,000	150,000

Net monetary position	37,531	13,259

As of December 31, 2021 and 2020, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 16. Of the US$132,000,000 and US$150,000,000 shown in the swap position as of December 31, 2021 and 2020, respectively, there are underlying liabilities in the amount of US$131,612,000 and the difference of US$ 388,000 and US$18,388,000 is maintained as derivative financial instruments at fair value through profit or loss.

During 2021, the net loss originated by the exchange difference was approximately S/7,086,000 (the net loss from exchange difference amounted to S/9,831,000 during 2020 and net gain from exchange difference amounted to S/729,000 during 2019). All these results are presented in the caption "(Loss) gain from exchange difference, net" of the consolidated statement of income.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2021	2020
	S/(000)	S/(000)

Cash on hand	273	177
Cash at banks (b)	225,629	22,510
Short-term deposits (c)	47,500	286,225

	273,402	308,912

(b)	Cash at banks is denominated in local and foreign currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	91,072	73,366	-	-
Other accounts receivable	5,940	1,913	-	-
Accounts receivable from Parent company and affiliates, note 27	1,314	2,212	-	-
Funds restricted to tax payments	1,314	346	-	-
Loans granted	1,066	1,624	83	1,688
Other receivables from sale of fixed assets	937	1,781	-	-
Interests receivables	636	1,375	-	-
Loans to employees	610	357	-	-
Allowance for expected credit losses (d) and (e)	(5,539)	(5,324)	-	-
Financial assets classified as receivables (e)	97,350	77,650	83	1,688
Value-added tax credit	5,368	6,443	2,673	3,319
Other accounts receivable (c)	-	-	38,242	-
Tax refund receivable	-	319	9,242	9,242
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	5,368	6,762	41,123	3,527
	102,718	84,412	41,206	5,215

(b)	Trade account receivables have current maturity (30 to 90 days) and those overdue interest bearing.

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Notes to the consolidated financial statements (continued)

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of December 31, 2021 amount to approximately S/38,242,000 and are presented in the caption “Miscellaneous receivables, net”, non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

(d)	The movement of the allowance for expected credit losses is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Opening balance	14,358	12,781	11,329
Additions, note 22	563	1,582	1,452
Recoveries	(348)	(5)	-

Ending balance	14,573	14,358	12,781

As of December 31, 2021, the additions include S/563,000 related to the provision for expected credit losses for trade receivables (S/1,582,000 as of December 31, 2020), which are presented in the caption "sales and expenses". distribution” of the consolidated income statement, see notes 22.

Notes to the consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2021 and 2020, is as follows:

As of December 31, 2021

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	5.4%	0.0%	0.9%	1.7%	3.7%	-	76.5%
Carrying amount 2021	102,972	65,314	21,233	6,112	3,672	-	6,641
Expected credit loss	5,539	28	190	105	136	-	5,080

As of December 31, 2020

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	6.3%	0.2%	10.8%	1.4%	4.2%	-	61.2%
Carrying amount 2020	84,662	68,044	1,943	5,665	1,134	-	7,876
Expected credit loss	5,324	167	209	79	48	-	4,821

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)

Goods and finished products	25,304	12,877
Work in progress	135,008	114,246
Raw materials	247,939	157,107
Packages and packing	7,466	3,614
Fuel	3,498	2,896
Spare parts and supplies	199,870	179,354
Inventory in transit	9,149	10,220
	628,234	480,314
Less - Provision for inventory obsolescence (b)	(23,052)	(19,704)
	605,182	460,610

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Opening balance	19,704	17,253	14,975
Additions	3,374	3,635	2,498
Recoveries	(26)	(1,184)	(220)
Final balance	23,052	19,704	17,253

9.	Financial investment designated at fair value through OCI

(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Beginning balance	692	18,224	26,883
Contribution of investment shares	1,779	-	-
Fair value change recorded in other comprehensive income	(1,995)	(17,532)	(8,659)

Ending balance	476	692	18,224

(b)	As of December 31, 2021 and 2020, corresponds to 2,481,397 and 9,148,373 investment shares of Fossal S.A.A. These shares represent 8.40% and 7.76% of equity of Fossal S.A.A., respectively.

The main asset held by Fossal S.A.A. It corresponded to its investment in the company Fosfatos del Pacífico S.A., a pre-operational company that has a diatomite extraction concession and is dedicated to the Fosfatos Project (a project for the exploitation and sale of phosphate rock). The Board of Directors of the company Fosfatos del Pacífico S.A. held on December 30, 2020, considering the longer time it will take for the renewal of the Environmental Impact Study (EIA) of the project and that the current international prices of phosphate rock are lower than the sales prices originally estimated at the beginning of the project, agreed to make the accounting provision due to the total devaluation of the assets related to the Phosphate Project.

The Company has recognized a charge in other comprehensive income for S/1,995,000 related to updating the fair value of the financial investment maintained in Fossal S.A.A. during 2021 (S/17,532,000 and S/8,659,000 during 2020 and 2019 respectively).

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interests	Work in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2020	76,135	51,705	251,655	684,338	1,667,042	32,839	123,568	50,951	1,515	64,904	47,449	3,052,101
Additions	19	2,316	-	535	8,298	197	282	1,166	7,775	-	30,644	51,232
Disposals	(261)	(5)	-	(307)	(7,803)	(54)	(12,502)	(3)	-	-	(144)	(21,079)
Transfers, note 11	-	(41)	535	5,976	26,608	141	1,761	531	-	-	(40,218)	(4,707)
As of December 31, 2020	75,893	53,975	252,190	690,542	1,694,145	33,123	113,109	52,645	9,290	64,904	37,731	3,077,547

Additions	21	3,435	4,254	(98)	16,160	191	7,523	3,731	(260)	103	53,120	88,180
Disposals	-	-	-	(7)	(33,176)	(22,786)	(10,583)	(23,105)	-	-	(136)	(89,793)
Transfers, note 11	-	592	108	2,648	20,526	178	3,302	1,157	-	-	(28,575)	(64)
As of December 31, 2021	75,914	58,002	256,552	693,085	1,697,655	10,706	113,351	34,428	9,030	65,007	62,140	3,075,870

Accumulated depreciation

As of January 1, 2020	12,184	10,071	-	121,196	556,147	29,380	83,227	38,812	99	5,978	-	857,094
Additions	72	196	-	18,693	95,325	723	8,357	3,537	1,517	1,521	-	129,941
Disposals	-	-	-	(32)	(7,282)	(54)	(10,952)	(1)	-	-	-	(18,321)
As of December 31, 2020	12,256	10,267		139,857	644,190	30,049	80,632	42,348	1,616	7,499	-	968,714

Additions	72	217	-	18,605	93,581	589	7,350	3,198	766	1,522	-	125,900
Disposals	-	-	-	(7)	(32,317)	(22,767)	(9,819)	(23,090)	-	-	-	(88,000)
As of December 31, 2021	12,328	10,484	-	158,455	705,454	7,871	78,163	22,456	2,382	9,021	-	1,006,614

Impairment (b)
As of December 31, 2020	42,859	24,048	-	13,578	12,424	201	26	454	-	-	735	94,325

As of December 31, 2021	42,859	24,048	-	13,578	12,424	201	26	454	-	-	735	94,325

Net book value
As of December 31, 2020	20,778	19,660	252,190	537,107	1,037,531	2,873	32,451	9,843	7,674	57,405	36,996	2,014,508

As of December 31, 2021	20,727	23,470	256,552	521,052	979,777	2,634	35,162	11,518	6,648	55,986	61,405	1,974,931

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,488,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years’ management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment. From this impairment estimate, S/42,859,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment loss of these assets as of December 31, 2021 and 2020.

(d)	Work in progress included in property, plant and equipment as of December 31, 2021 and 2020 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2021, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/7,615,000 (S/4,830,000 as of December 31, 2020), see note 14.

Notes to the consolidated financial statements (continued)

11.	Intangible

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible (c)	Indefinite life intangible (c)	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2020	25,145	24,543	1,975	48,726	100,389
Additions	4,954	-	-	270	5,224
Disposals	(1)	-	-	-	(1)
Transfers, note 10	4,173	-	-	534	4,707
As of December 31, 2020	34,271	24,543	1,975	49,530	110,319

Additions	7,152	-	-	1,739	8,891
Disposals	-	-	-	(54)	(54)
Transfers and reclassifications, note 10	-	-	-	64	64
As of December 31, 2021	41,423	24,543	1,975	51,279	119,220

Accumulated amortization
As of January 1, 2020	9,176	3,256	71	7,051	19,554
Additions	4,168	2,454	-	1,034	7,656
As of December 31, 2020	13,344	5,710	71	8,085	27,210

Additions	4,681	2,455	-	965	8,101
Disposals	-	-	-	(54)	(54)
As of December 31, 2021	18,025	8,165	71	8,996	35,257

Impairment (b)
Al of January 1, 2020	-	-	-	33,469	33,469

As of December 31, 2020	-	-	-	33,469	33,469

As of December 31, 2021				33,469	33,469

Next Value
As of December 31, 2020	20,927	18,833	1,904	7,976	49,640

As of December 31, 2021	23,398	16,378	1,904	8,814	50,494

(b)	As of December 31, 2021 and 2020, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2018, the Group acquired brand and other intangibles for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date.

(d)	As of December 31, 2021 and 2020, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2021 and 2020, the amount for goodwill amounts to S/4,459,000, respectively, from the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L.

The Group has assessed the recoverable amount of goodwill held using the value in use method and cash flow projections approved by management for a medium-term projection period, cash flows beyond this period have been extrapolated using a rate consistent with long-term growth with the Peruvian economy and has determined that there is no impairment at December 31, 2021 and 2020.

13.	Leases

The Group maintains lease contracts with third parties, mainly a contract for the lease of trucks for a term of 5 years. The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,419,000 for the twelve-month period ended December 31, 2021 (2020: S/1,869,000) and was recognized in the “Administrative Expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(71)	(71)
Balance as of December 31, 2020	7,504	38	7,542

Additions	217	-	217
Sales and/or retirement	-	(3)	(3)
Balance as of December 31, 2021	7,721	35	7,756

Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions	1,501	33	1,534
Sales and/or retirement	-	(61)	(61)
Balance as of December 31, 2020	1,501	35	1,536

Additions	1,552	-	1,552
Balance as of December 31, 2021	3,053	35	3,088

Net book value
As of December 31, 2020	6,003	3	6,006

As of December 31, 2021	4,668	-	4,668

Notes to the consolidated financial statements (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2021	2020
	S/(000)	S/(000)

Balance as of January 1	6,633	57
Additions	217	7,504
Financial interest expenses	383	409
Dues payments	(2,419)	(1,669)
Sales and disposals	-	(19)
Others	1,015	351
Balance as of December 31	5,829	6,633

Maturity
Current portion	1,856	1,531
Non-current portion	3,973	5,102
Balance as of December 31	5,829	6,633

The future cash disbursements in relation to lease liabilities have been disclosed in note 30.

14.	Trade and other payables

This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)

Trade payables	111,336	83,754
Interests payable	29,871	26,322
Remuneration payable	20,835	18,102
Advances from customers	14,668	14,880
Dividends payable, note 18(g)	9,550	7,686
Taxes and contributions	8,638	10,478
Accounts payable related to the acquisition of property, plant and equipment, note 10(e)	7,615	4,830
Hedge finance cost payable	6,213	6,381
Board of Directors’ fees	5,615	5,061
Guarantee deposits	4,645	4,289
Account payable to the principal and affiliates, note 27	143	1,559
Other accounts payable	8,425	4,534

	227,554	187,876

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Notes to the consolidated financial statements (continued)

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

15.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Quarry Rehabilitation provision	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2020	13,903	8,514	1,829	1,915	26,161
Additions, note 23	9,513	5,759	7,775	1,175	24,222
Exchange difference	-	-	728	-	728
Unwinding of discounts, note 26	-	343	84	-	427
Payments and advances	(14,036)	(2,526)	(255)	-	(16,817)
At December 31, 2020	9,380	12,090	10,161	3,090	34,721

Current portion	9,380	-	-	-	9,380
Non-current portion	-	12,090	10,161	3,090	25,341
	9,380	12,090	10,161	3,090	34,721

At January 1, 2021	9,380	12,090	10,161	3,090	34,721
Additions, note 23	25,165	9,763	-	-	34,928
Exchange difference	-	-	1,060	-	1,060
Unwinding of discounts, note 26	-	660	75	-	735
Change in estimate	-	-	(260)	-	(260)
Payments and advances	(10,276)	-	-	-	(10,276)
At December 31, 2021	24,269	22,513	11,036	3,090	60,908

Current portion	24,269	-	-	-	24,269
Non-current portion	-	22,513	11,036	3,090	36,639
	24,269	22,513	11,036	3,090	60,908

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update , the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two moments: the first payment will be made on the sixth year since the creation of this bonuses plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

Quarry Rehabilitation provision -

As of December 31, 2021 and 2020, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2021 was from 0.12 to 1.94 and the risk-free discount rate in dollars used in the calculation of the provision as of December 31 of 2020 was from 0.06 to 1.65

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

16.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2021	2020
		%		S/(000)	S/(000)

Short-term promissory notes (b)
Banco de Crédito del Perú	US$	1.80%	July 8, 2022	71,964
Banco de Crédito del Perú	US$	2.20%	July 8, 2021	-	65,232
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	79,500
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	79,500
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	110,000	-
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	110,000	-

				450,964	224,232

Senior Notes (c)
Principal, net of issuance costs	US$	4.50%	February 8, 2023	525,420	475,491
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,563	259,502
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,408	309,359
				1,094,391	1,044,352
Maturity
Current portion				450,964	65,232
Non-current portion				1,094,391	1,203,352
				1,545,355	1,268,584

(b)	Short-term promissory notes -

As of December 31, 2021 and 2020, the Company maintains two loans of S/79,500,000 each one with maturity in January 2022 and with an annual effective interest rate of 2.62 percent, which have been paid with the corporate loan mentioned in section (d). Also, as of December 31, 2021, the Company maintains a loan of US$18,000,000 with maturity in July 2022 and at an effective annual interest rate of 1.80 percent.

On July 1, 2021, the Company acquired two medium-term notes with Banco de Credito del Peru S.A. for S/110,000,000 each, with a maturity date of December 23, 2022 and an effective annual interest rate of 1.55 percent.

Notes to the consolidated financial statements (continued)

(c)	Senior Notes in US dollars -

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

The Board of Directors’ Meeting held on November 26, 2018, approved the repurchase of the senior notes in US dollars. As a result, the Company acquired senior notes for an amount of US$168,388,000. Consequently senior notes balance in US dollars was US$131,162,000, in periods 2018, 2019, 2020 and 2021. To finance this acquisition, the Company obtained medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/580,769,000, which were canceled with the issue of senior notes in Soles in January 2019, as explained bellow.

On the other hand, as a consequence of the purchase of senior notes issued in united states dollars, the Company's Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge those liabilities, for this reason during December 2019, the Company settled US$150,000,000 of a total of US$300,000,000. The loss obtained from this settlement amounted to S/34,887,000, which is presented in cumulative net loss on settlement of derivative financial instruments caption from consolidated statement of profit and loss for the year ended December 31, 2018. As of December 31, 2021 and 2020, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars, see note 30.

Senior Notes in Soles

The General Shareholders' Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

Senior Notes in soles issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

Notes to the consolidated financial statements (continued)

Financial covenants

The financial covenants related to Senior Notes issued in US dollars and soles states that in case that the Company and its guarantor subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2021 and 2020, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/63,333,000 and S/60,857,000 respectively, see note 26.

(d)	Medium-term Corporate Loan under “Club deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S / 860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them. The first disbursement amounts to S/159,000,000, was made on January 2022 and was used to pay the loan mentioned in section (b). The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which is estimated for February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

II.	It maintains the following main obligations to do:

a.	Subordinate any obligation the Company had or may have to this loan.

b.	Maintain the loan with a status equal to other senior financing of the Company.

c.	Keep your assets in good condition and properly insured.

d.	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

a.	Refrain from paying dividends, reducing capital stock or any other distribution to its shareholders if this event make the Company not comply with the obligations assumed.

b.	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

c.	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

d.	Grant financing, personal or real guarantees in favor of third parties.

Notes to the consolidated financial statements (continued)

17.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2020	Effect on profit or loss	Effect on OCI	Additions Leases	Additions quarry rehabilitation provision	As of December 31, 2020	Effect on profit or loss	Effect on OCI	As of December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Provision of discounts and bonuses to customers	2,032	425	-	-	-	2,457	(230)	-	2,227
Provision for vacations	1,729	(159)	-	-	-	1,570	335	-	1,905
Effect of tax-loss carry forward	2,614	6,656	-	-	-	9,270	(7,559)	-	1,711
Allowance for expected credit losses for trade receivables	832	625	-	-	-	1,457	76	-	1,533
Allowance for expected credit losses for other receivables	974	-	-	-	-	974	-	-	974
Lease liabilities	14	(131)	-	1,009	-	892	(87)	14	819
Legal claim contingency	-	461	-	-	-	461	-	-	461
Estimate for devaluation of spare parts and supplies	-	431	-	-	-	431	1	-	432
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	198	29	-	-	-	227	73	-	300
Effect of differences between book and tax bases of inventories.	922	(867)	-	-	-	55	-	-	55
Other	375	(312)	-	-	-	63	555	(14)	604
	9,690	7,158	-	1,009	-	17,857	(6,836)	-	11,021
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(2,259)	829	-	-	-	(1,430)	486	-	(944)
Right of use assets	(17)	217	-	(1,009)	-	(809)	178	(17)	(648)
Other	5	(5)	-	-	-	-	-	17	17
	(2,271)	1,041	-	(1,009)	-	(2,239)	664	-	(1,575)
Total deferred income tax assets	7,419	8,199	-	-	-	15,618	(6,172)	-	9,446
Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,087	476	-	-	-	17,563	255	-	17,818
Impairment of mining assets	7,123	(207)	-	-	-	6,916	(212)	-	6,704
Long-term incentive plan	2,511	1,055	-	-	-	3,566	3,075	-	6,641
Financial instruments designated at fair value through OCI	879	-	5,172	-	-	6,051	-	589	6,640
Provision for spare parts and supplies obsolescence	4,963	418	-	-	-	5,381	327	-	5,708
Provision for vacations	3,071	187	-	-	-	3,258	423	-	3,681
Quarry rehabilitation provision	539	(52)	-	-	2,294	2,781	(55)	-	2,726
Legal claim contingency	-	(140)	-	1,205	-	1,065	(135)	-	930
Allowance for expected credit losses for trade receivables	101	-	-	-	-	101	534	-	635
Lease liabilities	-	450	-	-	-	450	-	-	450
Other	349	(74)	-	-	-	275	53	-	328
	36,623	2,113	5,172	1,205	2,294	47,407	4,265	589	52,261
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates	(177,448)	(12,802)	-	-	(2,294)	(192,544)	2,366	-	(190,178)
Net gain on cash flow hedge	(3,219)	(220)	487	-	-	(2,952)	1,684	(6,146)	(7,414)
Effect of costs of issuance of senior notes	(1,010)	240	-	-	-	(770)	(1,915)	-	(2,685)
Right of use assets	-	242	-	(1,205)	-	(963)	217	-	(746)
Other	(45)	3	-	-	-	(42)	-	-	(42)
	(181,722)	(12,537)	487	(1,205)	(2,294)	(197,271)	2,352	(6,146)	(201,065)
Total deferred income tax liabilities, net	(145,099)	(10,424)	5,659	-	-	(149,864)	6,617	(5,557)	(148,804)
		(2,225)	5,659				445	(5,557)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2021, 2020 and 2019 is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Accounting profit before income tax	224,110	85,898	194,353
At statutory income tax rate of 29.5%	(66,112)	(25,340)	(57,334)

Permanent differences
Non-deductible expenses, net	(4,070)	(1,596)	(4,181)
Effect of tax-loss carry forward non-recognized	(758)	(1,068)	(791)
At the effective income tax rate of 32% in 2021 (2020: 33% and 2019: 32%)	(70,940)	(28,004)	(62,306)

The income tax expenses shown for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(71,385)	(25,779)	(41,709)
Deferred	445	(2,225)	(20,597)

	(70,940)	(28,004)	(62,306)

The income tax recorded directly to other comprehensive income represents a loss of S/5,557,000 during the year 2021, a gain of S/5,659,000 and S/3,308,000 during the years 2020 and 2019, respectively.

The composition of the deferred income tax related to the items recognized in the consolidated statement of other comprehensive income and equity during the year, as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain on available-for-sale financial asset	589	5,172	2,554
Tax effect on unrealized gain (loss) on hedging derivative financial asset	(6,146)	487	754

Total deferred income tax in OCI	(5,557)	5,659	3,308

As of December 31, 2021, 2020 and 2019, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

Notes to the consolidated financial statements (continued)

As of December 31, 2021, certain subsidiaries of the Group have tax loss carryforward of S/24,085,000 (2020: S/22,230,000). These tax losses carryforward do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group’s subsidiaries. No deferred assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/83,079,000 (2020: S/80,357,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

18.	Equity

(a)	Capital stock -

As of December 31, 2021 and 2020, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. As from December 31, 2021 from the total outstanding common shares; 34,252,841 are listed in the New York Stock Exchange and 389,615,608 in the Lima Stock Exchange. As of December 31, 2020, 31,728,741 common shares were listed in the New York Stock Exchange and 392,139,708 in the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2021 and 2020, the Company has 40,278,894 investment shares subscribed and fully paid, with a nominal value of one sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2021 and 2020, the Company maintains 36,040,497 investment shares hold in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2021 and 2020, the additional capital amounts to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results –

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2021	2020	2019

Approval date in Board of Directors	April 29, 2021	November 16, 2020	November 18, 2019
Declared dividends per share to be paid in cash S/.	0.790000	0.23000	0.36000
Declared dividends S/(000):	338,204	98,465	154,119

As of December 31, 2021 and 2020, dividends payable amount to S/9,550,000 and S/7,686,000, respectively, see note 14. During the year 2019, in order to comply with Peruvian law requirements S/280,000, respectively corresponding to dividends payable with aging greater than ten years were transferred from “Dividends payable” caption to “Legal reserve” caption in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

19.	Sales of goods

This caption is made up as follows:

	As of December 31, 2021
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	1,534,867	206,054	36,055	-	-	-	1,776,976
Sale of construction supplies	-	-	-	-	121,416	-	121,416
Sale of quicklime	-	-	-	39,141	-	-	39,141
Sale of other	-	-	-	-	-	234	234

	1,534,867	206,054	36,055	39,141	121,416	234	1,937,767

Moment of the revenue recognition
Goods transferred at a point in time	1,534,867	206,054	36,055	39,141	121,416	234	1,937,767

	As of December 31, 2020
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	1,023,907	122,109	35,144	-	-	-	1,181,160
Sale of construction supplies	-	-	-	-	82,218	-	82,218
Sale of quicklime	-	-	-	32,473	-	-	32,473
Sale of other	-	-	-	-	-	483	483

	1,023,907	122,109	35,144	32,473	82,218	483	1,296,334

Moment of the revenue recognition
Goods transferred at a point in time	1,023,907	122,109	35,144	32,473	82,218	483	1,296,334

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	1,065,857	197,268	25,909	-	-	-	1,289,034
Sale of construction supplies	-	-	-	-	67,225	-	67,225
Sale of quicklime	-	-	-	36,109	-	-	36,109
Sale of other	-	-	-	-	-	333	333

	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

Moment of the revenue recognition
Goods transferred at a point in time	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

Notes to the consolidated financial statements (continued)

20.	Cost of sales

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	12,877	22,133	16,832
Beginning balance of work in progress, note 8(a)	114,246	166,999	133,972
Consumption of miscellaneous supplies	566,781	295,688	284,298
Maintenance and third-party services	242,412	147,282	211,251
Shipping costs	196,064	113,054	123,989
Depreciation and amortization	118,998	122,541	115,245
Personnel expenses, note 23(b)	113,634	89,805	101,185
Costs of packaging	71,580	45,032	44,416
Other manufacturing expenses	102,056	45,637	63,750
Ending balance of goods and finished products, note 8(a)	(25,304)	(12,877)	(22,133)
Ending balance of work in progress, note 8(a)	(135,008)	(114,246)	(166,999)

	1,378,336	921,048	905,806

21.	Administrative expenses

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	96,891	76,291	84,359
Third-party services	59,896	48,713	53,407
Depreciation and amortization	16,569	16,626	14,573
Donations	9,067	9,188	8,796
Board of Directors compensation	6,397	5,992	6,696
Taxes	5,563	5,262	4,980
Consumption of supplies	1,686	1,297	1,671

	196,069	163,369	174,482

Notes to the consolidated financial statements (continued)

22.	Selling and distribution expenses

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	33,867	26,283	26,818
Third-party services	9,733	7,326	8,636
Advertising and promotion	5,637	3,285	6,981
Allowance for expected credit losses, note 7(d)	563	1,582	1,452
Other	1,720	1,677	646

	51,520	40,153	44,533

23.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Wages and salaries	138,754	115,630	128,809
Social contributions	28,853	26,085	25,468
Workers ‘profit sharing, note 15	25,165	9,513	15,169
Legal bonuses	19,629	17,413	16,837
Vacations	18,040	16,301	15,461
Long-term compensation, note 15	9,763	5,759	6,523
Cessation payments	2,203	858	2,044
Training	1,422	476	860
Others	563	344	1,191

	244,392	192,379	212,362

(b)	Employee benefits expenses are allocated as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	113,634	89,805	101,185
Administrative expenses, note 21	96,891	76,291	84,359
Selling and distribution expenses, note 22	33,867	26,283	26,818

	244,392	192,379	212,362

Notes to the consolidated financial statements (continued)

24.	Other operating income (expense), net

(a)	This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Rentals to third parties	2,328	649	-
Net gain (loss) on disposal of property, plant and equipment and intangible	1,775	2,591	(1,846)
Income from land rental and office lease, note 27	1,639	1,859	722
Recovery of expenses	491	1,166	525
Income from management and administrative services provided to related parties, note 27	305	834	1,744
Write-off for disasters	-	-	(357)
Expenses to counteract the COVID-19 effect, note 1.1	-	(2,642)	-
Other minor, net	(130)	(111)	1,857

	6,408	4,346	2,645

25.	Finance income

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Tax interest	1,015	-	-
Interests on accounts receivable	898	204	715
Interest on term deposits	834	2,243	1,014
Other finance income	144	529	847

	2,891	2,976	2,576

Notes to the consolidated financial statements (continued)

26.	Finance costs

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 16 (c)	63,333	60,857	56,081
Finance cost on cross currency swaps	15,046	16,144	14,958
Interest on promissory notes	7,326	8,298	5,537
Counterparty credit risk in cross currency swaps	848	542	-
Expenses for the purchase and amortization of issuance costs of senior notes	815	816	807
Interest on lease liabilities	383	409	-
Interest for bank overdraft	-	802	-
Commission for prepayment of loans	-	325	-
Other	479	74	145

Total interest expense	88,230	88,267	77,528
Unwinding of discount of provisions, note 15	735	427	458

Total finance costs	88,965	88,694	77,986

Notes to the consolidated financial statements (continued)

27.	Related party disclosure

Transactions with related entities -

During 2021, 2020 and 2019, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	20	17	12
Fees for management and administrative services	98	88	544
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	1,230	1,303	344
Income from office lease	332	478	323
Fossal S.A.A. (Fossal)
Income from office lease	18	19	15
Fees for management and administrative services	52	48	40
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	19	24	28
Fees for management and administrative services	155	698	1,160
Asociación Sumac Tarpuy
Income from office lease	20	18	-
Expense
Security services provided by Compañía Minera Ares	2,836	1,912	1,989

Loans
Loans to Fossal S.A.A.	(14,252)	-	-
Loans to Fosfatos del Pacífico S.A.	(2,869)	-	-
Loan collection from Fossal S.A.A.	14,252	-	-
Loan collection from Fosfatos del Pacífico S.A.	2,869	-	-

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2021 and 2020:

	2021		2020
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,039	37	1,449	-
Compañía Minera Ares S.A.C.	199	-	678	1,348
Fossal S.A.	12	-	-	-
Inversiones ASPI S.A.	-	105	-	211
Other	64	1	85	-

	1,314	143	2,212	1,559

Notes to the consolidated financial statements (continued)

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2021, 2020 and 2019, the Group has not recorded allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2021, the total short-term compensations amounted to S/22,678,000 (2020: S/21,859,000 and 2019: S/23,692,000) and the total long-term compensations amounted to S/9,763,000 (2020: S/5,759,000 and 2019: S/6,523,000), and there were no post-employment or contract termination benefits or share-payments.

28.	Earnings per share (EPS)

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The calculation of basic and diluted earnings per share is shown below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	153,170	57,894	132,047

	2021	2020	2019
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

	2021	2020	2019
	S/	S/	S/

Basic and diluted profit for common and investment shares	0.36	0.14	0.31

The Group has no dilutive potential ordinary shares as of December 31, 2021,2020 and 2019.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

29.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2021, 2020 and 2019, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/1,230,000, S/1,303,000 and S/344,000, respectively; see note 27.

Capital commitments

As of 31 December 2021 and 2020, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2021, 2020 and 2019 amounted to S/7,280,000, S/5,918,000 and S/7,039,000 respectively, and was recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to S/ 4.5 each for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

The Company signed with two third parties in October 2007, an agreement related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2021 and 2020 amounted to S/1,687,000 and S/1,547,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months since the sixth year of production.

Mining royalty

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2021, 2020 and 2019 amounted to S/990,000, S/555,000 and S/1,012,000 and, respectively, and is recognized as part of the cost of inventory production.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2021, 2020 and 2019, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2021 and 2020.

The tax authority has the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region was eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods that are destined for consumption in the Amazon.

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2017-2021	Dec. 2017-2021
Cementos Selva S.A.	2017-2021	Dec. 2017-2021
Distribuidora Norte Pacasmayo S.R.L.	2017-2021	Dec. 2017-2021
Empresa de Transmisión Guadalupe S.A.C.	2017-2021	Dec. 2017-2021
Salmueras Sudamericanas S.A.	2017-2021	Dec. 2017-2021
Calizas del Norte S.A.C. (on liquidation)	2017-2021	Dec. 2017-2021
Soluciones Takay S.A.C.	2019-2021	May to Dec.2019-.2021

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2021 and 2020.

Notes to the consolidated financial statements (continued)

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense
					2021	2020	2019
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	713	315	244
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	PAMA	298	237	189

					1,011	552	433

As of December 31, 2021 and 2020, the Group had no liabilities related to environmental remediation expenses because all were liquid before the end of the year.

Quarry rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarries Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2021 and 2020, the Group maintains a provision for the closing of the quarries exploited in operations amounting to S/11,036,000 and S/10,161,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 15.

Notes to the consolidated financial statements (continued)

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/3,963,000. From this total amount, S/3,367,000 corresponded to labor claims from former employees and S/596,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.

30.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI cash flow hedges instruments and derivative financial instruments at fair value through profit or loss.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include deposits, financial obligations, financial instruments designated at fair value through OCI and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2021 and 2020. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2021 and 2020.

Notes to the consolidated financial statements (continued)

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2021 and 2020, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 31(a).

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	7,502
	+10	15,005
	-5	(7,502)
	-10	(15,005)

2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	2,403
	+10	4,806
	-5	(2,403)
	-10	(4,806)

Equity price risk -

The Group’s listed equity securities measured at level three of the fair value hierarchy are susceptible to market price risk arising from uncertainties about future values of the investment securities, see note 31.

Notes to the consolidated financial statements (continued)

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2021 and 2020, the Group had 7 and 6 customers, that owed the Group more than S/3,000,000 each accounted for approximately 46% and 47% for all receivables owing, respectively. There were 22 and 16 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 34% and 30% of the total amount receivable, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits and hedging derivative financial instruments or at fair value through profit or loss-

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2021 and 2020, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if this is necessary.

As of December 31, 2021 and 2020 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2021
Interest-bearing loans adjusted by hedge	159,000	291,964	414,290	570,000	1,435,254
Lease liabilities	465	1,391	3,973		5,829
Interests	31,255	35,147	166,252	154,851	387,505
Hedge finance cost payable	7,821	7,821	7,821	-	23,463
Trade and other payables	175,975	42,941	-	-	218,916

As of December 31, 2020
Interest-bearing loans adjusted by hedge	-	65,232	572,993	570,000	1,208,225
Lease liabilities	383	1,148	5,102	-	6,633
Interests	30,033	35,056	186,607	193,454	445,150
Hedge finance cost payable	8,032	8,032	24,096	-	40,160
Trade and other payables	142,253	38,235	-	-	180,488

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2021
Inflows	-	-	125,537	125,537
Outflows	(1,703)	(7,908)	(7,992)	(17,603)
Net	(1,703)	(7,908)	117,545	107,934

Discounted at the applicable interbank rates	(1,695)	(7,716)	116,012	106,601

As of December 31, 2020
Inflows	-	-	75,936	75,936
Outflows	(1,750)	(8,112)	(24,551)	(34,413)
Net	(1,750)	(8,112)	51,385	41,523

Discounted at the applicable interbank rates	(1,743)	(7,929)	51,919	42,247

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Hedge finance cost payable	6,381	-	15,046	-	(15,214)	-	-	6,213
Dividends payable	7,686	338,204	-	481	(336,821)	-	-	9,550
Interest-bearing loans	1,268,584	-	-	220,000	-	55,955	816	1,545,355

2020
Hedge finance cost payable	5,922	-	16,144	-	(15,685)	-	-	6,381
Dividends payable	52,523	98,465	-	321	(143,623)	-	-	7,686
Interest-bearing loans	1,101,904	-	-	862,191	(745,384)	49,056	817	1,268,584

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

31.	Fair value financial assets and liabilities

Financial assets -

Except derivate financial instruments and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Derivates asset of hedging -

Foreign currency risk -

As of December 31, 2021 and 2020, the Company maintains cross currency swaps agreements for a notional amount of US$132,000,000 and US$150,000,000, respectively, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/20,836,000 for the year 2021 (unrealized loss of S/1,652,000 during 2020). The amounts retained in other comprehensive income of 2021 are expected to mature and affect the consolidated statement of profit or loss in 2023, the year of its liquidation.

Notes to the consolidated financial statements (continued)

Assets (liabilities) from financial instruments at fair value through profit or loss -

As of December 31, 2021 and 2020 the Company held cross currency swaps that do not have an underlying relationship for amounts to US$388,000 and US$18,388,000 respectively. The effect on profit or loss of the change on their fair value amounts was a gain of S/589,000 and S/5,337,000 as of December 31, 2021 and 2020 respectively). In January 2021, derivative financial instruments at fair value through profit or loss were settled in the amount of US$18,000,000, the result was a net loss amount to S/1,569,000 presented in “Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss” caption in the consolidated statement of profit or loss.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2021 and 2020, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2021 and 2020, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2021	2020	2021	2020	2021/2020
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	273,402	308,912	273,402	308,912	Level 1
Trade and other receivables	143,924	89,627	143,924	89,627	Level 2
Derivatives financial assets – Cross currency swaps	106,601	42,247	106,601	42,247	Level 2
Financial investment at fair value through other comprehensive income	476	692	476	692	Level 3
Total financial assets	524,403	441,478	524,403	441,478

Financial liabilities
Trade and other payables	227,554	187,876	227,554	187,876	Level 2
Senior notes	1,094,391	1,044,352	1,119,035	1,118,492	Level 1
Promissory notes	450,964	224,232	447,558	221,607	Level 2

Total financial liabilities	1,772,909	1,456,460	1,794,147	1,527,975

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (vi).

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2021 and 2020, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to consider the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the date of estimation.

Notes to the consolidated financial statements (continued)

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach/discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of December 31, 2021 and 2020 are described as follows:

As of December 31, 2021	Weighted average	Fair value sensitivity

Earning growth factor	3.79%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/289,055,000 and (S/293,389,000), respectively.
WACC discount rate	9.02%	10% increase or decrease in the discount rate would result in an (decrease) increase in fair value at (S/217,435,000) and S/315,534,000, respectively.

As of December 31, 2020	Weighted average	Fair value sensitivity

Earning growth factor	3.79%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/131,580,000 and (S/456,870,000), respectively.
WACC discount rate	8.53%	10% increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/390,352,000) and S/169,179,000, respectively.

Notes to the consolidated financial statements (continued)

32.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Administrative expenses	Selling and distribution expenses	Other operating income, net	Finance income	Finance cost	Net loss on settlement of derivate financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Cement, concrete and blocks	1,784,487	550,816	(191,132)	(50,223)	6,358	2,874	(88,961)	(980)	(6,987)	221,765	(70,198)	151,567
Construction supplies	113,905	3,501	(2,675)	(703)	47	17	(3)	-	(30)	154	(49)	105
Quicklime	39,141	5,651	(1,099)	(289)	-	-	-	-	(85)	4,178	(1,322)	2,856
Other (*)	234	(537)	(1,163)	(305)	3	-	(1)	-	16	(1,987)	629	(1,358)

Consolidated	1,937,767	559,431	(196,069)	(51,520)	6,408	2,891	(88,965)	(980)	(7,086)	224,110	(70,940)	153,170

2020
Cement, concrete and blocks	1,185,186	367,456	(157,491)	(38,708)	4,204	2,951	(88,569)	5,337	(9,352)	85,828	(27,981)	57,847
Construction supplies	78,192	3,014	(2,862)	(703)	154	26	(130)	-	(404)	(905)	295	(610)
Quicklime	32,473	5,012	(1,493)	(367)	-	-	-	-	(88)	3,064	(999)	2,065
Other (*)	483	(196)	(1,523)	(375)	(12)	(1)	5	-	13	(2,089)	681	(1,408)

Consolidated	1,296,334	375,286	(163,369)	(40,153)	4,346	2,976	(88,694)	5,337	(9,831)	85,898	(28,004)	57,894
2019
Cement, concrete and blocks	1,292,183	481,037	(167,503)	(42,752)	2,701	2,553	(77,947)	(1,491)	718	197,316	(63,256)	134,060
Construction supplies	64,076	2,232	(1,745)	(445)	(25)	23	(37)	-	6	9	(3)	6
Quicklime	36,109	3,545	(1,745)	(445)	-	-	-	-	4	1,359	(436)	923
Other (*)	333	81	(3,489)	(891)	(31)	-	(2)	-	1	(4,331)	1,389	(2,942)

Consolidated	1,392,701	486,895	(174,482)	(44,533)	2,645	2,576	(77,986)	(1,491)	729	194,353	(62,306)	132,047

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets (*)	Total assets	Operating liabilities	Capital expenditure (**)	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Cement, concrete and blocks	2,940,888	106,280	3,047,168	1,930,140	97,288	(128,522)	(3,374)
Construction supplies	42,578	-	42,578	75,633	-	(1,102)	-
Quicklime	79,383	-	79,383	-	-	(5,199)	-
Other	31,846	797	32,643	194	-	(744)	-

Consolidated	3,094,695	107,077	3,201,772	2,005,967	97,288	(135,567)	(3,374)
2020
Cement, concrete and blocks	2,806,803	37,068	2,843,871	1,590,105	63,960	(131,877)	(3,635)
Construction supplies	51,225	-	51,225	58,517	-	(767)	-
Quicklime	83,621	-	83,621	-	-	(5,741)	-
Other	31,696	5,871	37,567	107	-	(782)	-

Consolidated	2,973,345	42,939	3,016,284	1,648,729	63,960	(139,167)	(3,635)
2019
Cement, concrete and blocks	2,714,888	-	2,714,888	1,409,598	87,086	(122,911)	(2,498)
Construction supplies	51,376	-	51,376	99,934	-	(879)	-
Quicklime	93,812	-	93,812	-	-	(5,820)	-
Other	53,258	18,224	71,482	375	-	(208)	-

Consolidated	2,913,334	18,224	2,931,558	1,509,907	87,086	(129,818)	(2,498)

(*)	As of December 31, 2021, corresponds to the financial investment designated at fair value through OCI for S/476,000 and fair value of derivative financial instruments (“cross currency swap”) for S/106,601,000. As of December 31, 2020 corresponds to the financial investment designated at fair value through OCI for approximately S/692,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/42,247,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivate financial instrument at fair value through profit or loss are not assigned to any segment.

(**)	Capital expenditure consists of S/97,288,000 and S/63,960,000 during the years ended as of December 31, 2021 and 2020, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2021 and 2020, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.